Offering Statement for Doppler Labs

(“Doppler Labs,” “we,” “our,” or the “Company”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Doppler Labs

   7770 Duneville Street
   Unit 4
   Las Vegas, NV 89139

Eligibility

2. **The following are true for Doppler Labs:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Daniel Wiggins

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/20/2019	Present	Doppler Labs	CEO
11/20/2024	Present	QSC LLC	Acoustics Director
08/15/2022	08/05/2024	SoundUnited Inc	Microphone Engineer

Bachelor's in Electrical Engineering, 35 years of acoustics engineering and research. Over 36 issued patents to date, with more pending. Sought after acoustics expert who has provided high-end technology research and development for companies like Microsoft, Dolby, SONOS, Harman. Was hired by Apple to be their sole expert witness in a Bluetooth infringement case. LinkedIn: https://www.linkedin.com/in/danwigginslinked/

Name
James Humphries

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/22/2020	Present	Doppler Labs	COO and President

Jim is a multi-decade senior leader at some of the biggest names in retail and operations. Jim spent over a decade leading 9 and 10 figure groups at major retailers like Costco and Walmart. A focused professional with massive experience in operations and forecasting with consumer products, Jim is uniquely positioned to assist Doppler to break into mainstream retailers. LinkedIn:https://www.linkedin.com/in/jim-humphries-98b77/

Name
Michael O'Brien

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2024	Present	Doppler Labs	CRO
10/01/2022	04/30/2023	Taqtile	CRO
08/01/2019	10/01/2022	Igneous	CRO

Mike has a long career of being a successful revenue generator. He intuitively understands how product, production, operations and marketing must function together to maximize sales and profit. He's data-driven, structured, and proven with years spent at several companies, including Microsoft. LinkedIn: https://www.linkedin.com/in/mike-o-brien-954117/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Dan Wiggins

Securities:	1,252,500
Class:	Common Stock
Voting Power:	90.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Doppler Labs designs, manufactures, and intends to distribute hearing aid systems for at-home use. Our patented system allows anyone to achieve audiologist-quality results in as little as 5 minutes, in the comfort of their own home. Our goal is to use this system to bring hearing to over 1 billion people worldwide via direct-to-consumer and retail outlet sales. Our system plans to be affordable with a low monthly subscription. The fundamental approach was conceived in 2008, and has been rigorously tested since then, including trials with California Baptist University and under the direction of Dr. Donna Eskwitt who provided a letter of recommendation for the approach. Since then, Doppler has focused on refining the product towards commercial release. Full engineering designs, user interface refinements, and marketing/sales strategies have been created. Key personnel, including a Chief Operating Officer and a Chief Revenue Officer, were brought on-board. Marketing is expected to start with direct-to-consumer, focusing heavily on the low monthly cost of $29 per month, and the convenience of an audiologist-level tuning with FDA-certified hearing aids all done in the comfort of your own home. As sales grow, we plan to extend into the GSA to reach the Veteran's Administration and our veterans. We anticipate on also using success in the direct-to-consumer and VA markets to approach major retailers as well, to further extend our reach to a goal of making hearing aid access ubiquitous and affordable. We anticipate that overseas growth will follow, with a lower-cost hearing aid option coming on-line and targeted at non-Governmental Organizations and charities, to assist in the purchase of units for those living in emerging markets.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Doppler Labs speculative or risky:**

1. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer

services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

2. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Third parties might infringe upon our technology, trademark, or other proprietary rights, or think we are infringing upon their rights. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

5. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

6. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

7. The hearing aid space is a market currently dominated by 5 major companies who collectively control approximately 90% of the worldwide hearing aid market. Competing in sales and market share against an established, minimally diversified market is typically considered risky for new ventures.

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the

Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES.

THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Doppler Labs (“Company”) is offering securities under Regulation CF, through Netcapital Funding Portal Inc. (“Portal”). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,200,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Proceeds will be use to fund start of operations including productization of the product, marketing plans, onboarding of critical employees, and additional fundraising efforts.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	**If Target Offering Amount Sold**	**If Maximum Amount Sold**
Intermediary Fees	$490	$58,800
Compensation for managers	$0	$120,000
Unallocated Funds	$0	$71,200
Marketing Kickoff	$0	$150,000
EVT/DVT Production and Tooling	$9,510	$400,000
Extended Fundraising including Kickstarter, etc.	$0	$150,000
Engineering Expenses	$0	$150,000
Final UX Validation	$0	$100,000
Total Use of Proceeds	**$10,000**	**$1,200,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Doppler Labs must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor’s name (a paper certificate will not be printed).

Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $8 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

    ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	2,500,000	1,390,000	Yes	

    ## Options, Warrants and Other Rights

    None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The rights of currently outstanding securities can significantly impact the rights of securities in a new offering by imposing limitations, causing dilution, or qualifying the privileges of new investors. Outstanding securities, such as existing shares, bonds, or preferred stock, often come with contractual rights like preemptive rights, anti-dilution provisions, or priority in dividend payments and liquidation proceeds. For instance, preemptive rights allow existing shareholders to purchase new shares before they are offered to the public, maintaining their proportional ownership and potentially limiting the number of shares available in the new offering. Similarly, anti-dilution provisions protect existing investors by adjusting their share prices or quantities if new securities are issued at a lower price, which can reduce the attractiveness of the new offering to prospective investors. Additionally, securities like senior debt or preferred stock may have priority over new equity offerings, restricting the new securities' claims on company assets or cash flows, thereby qualifying their rights and making them less appealing. Dilution is another critical factor, as issuing new securities often reduces the ownership percentage and voting power of existing shareholders unless protective measures are in place. For example, if a company issues new common stock, the proportionate ownership of existing shareholders decreases, potentially diminishing their influence over corporate decisions. This dilution can also affect earnings per share, which may lower the stock's market value and impact investor confidence in the new offering. Furthermore, covenants in existing debt securities may impose restrictions on the company's ability to issue new securities, such as requiring that new debt be subordinated or limiting the total amount of new securities issued. These constraints can qualify the rights of new securities by placing them lower in the capital structure or limiting their financial upside, ultimately shaping the terms and attractiveness of the new offering to potential investors.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in its bylaws for all securities sold in this offering. However, any transfers of our securities will still be subject to compliance with applicable securities laws.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The exercise of rights by individuals holding more than 20% of the outstanding voting securities in a privately held company can significantly impact purchasers of newly offered securities, primarily through their influence over company decisions. Major shareholders often possess substantial voting power, allowing them to control key aspects such as board appointments, strategic direction, mergers, acquisitions, or dividend policies. If these shareholders exercise their rights to prioritize their own interests—such as approving transactions that benefit them disproportionately or diluting minority stakes through new share issuances—purchasers of the offered securities may face reduced influence, diminished returns, or devaluation of their investment. For instance, rights like pre-emption or drag-along provisions could force new shareholders into unfavorable sales or limit their ability to participate in future funding rounds, skewing outcomes in favor of the major shareholders. Additionally, the lack of liquidity in private companies exacerbates these risks for new security holders. Major shareholders may exercise rights, such as tag-along or exit rights, to trigger a sale or liquidity event that aligns with their goals but may not maximize value for smaller investors. Information asymmetry is another concern, as major shareholders often have access to privileged information and can steer decisions without fully disclosing implications to new investors. Protective clauses in shareholder agreements, like veto powers or supermajority requirements, could further entrench their control, leaving purchasers vulnerable to decisions that marginalize their interests or lock them into an illiquid investment with limited recourse.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

Valuation is based on sales of stock to family and friends at a price between $5 and $10 per share, as well as fair market value offers for patents and management discretion. It bears no relationship to book value or earnings.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Being a minority shareholder in a private company carries several risks, primarily due to limited control and liquidity. Minority shareholders typically lack influence over key decisions, such as strategic direction, management appointments, or dividend policies, as majority shareholders or company insiders often dominate governance. This can lead to situations where minority interests are overlooked, such as through dilution of shares via new issuances, unfavorable related-party transactions, or decisions prioritizing majority stakeholders. Additionally, private companies often have restricted share transferability, meaning minority shareholders may struggle to sell their stakes, facing illiquidity and potentially being locked into an investment with no clear exit path. Information asymmetry is another concern, as minority shareholders may have limited access to financial or operational details, increasing the risk of mismanagement or fraud going unnoticed. Furthermore, minority shareholders in private companies face risks related to valuation and legal protections. Without a public market to determine share value, assessing the fair worth of their investment can be challenging, especially during disputes or buyouts where majority shareholders may undervalue minority stakes. Legal recourse for minority shareholders is often limited, as private companies are subject to fewer regulatory requirements than public ones, and shareholder agreements may favor majority control. While some jurisdictions offer protections against oppressive conduct, enforcing these rights can be costly and time-consuming, leaving minority shareholders vulnerable to exploitation or marginalization by those in control.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

Additional Issuances of Securities: Additional issuances of securities by a privately held company can pose significant risks to existing investors, primarily through dilution of their ownership and voting power. When new shares are issued, often to raise capital or bring in new investors, the proportion of the company held by current shareholders decreases unless they are offered pre-emptive rights to purchase additional shares, which is not always guaranteed in private firms. This dilution can reduce the value of their investment and diminish their influence over company decisions, especially if the new securities are issued at a lower valuation or to strategic investors aligned with majority shareholders. In private companies, where information about such issuances may not be fully transparent, minority investors risk being sidelined, with little ability to challenge terms that favor insiders or new investors. Issuer Repurchases of Securities: Issuer repurchases of securities in a privately held company can create risks for investors, particularly if the repurchasing process lacks transparency or fairness. While repurchases could signal confidence in the company's future, potentially increasing share value, they can also be used to consolidate control among majority shareholders or insiders by selectively buying out minority investors, often at undervalued prices. In private companies, where there is no public market to establish fair value, investors may be pressured to sell their shares at a discount or face illiquidity if they decline. Additionally, repurchases funded by company resources may deplete cash reserves, weakening the firm's financial position and indirectly harming remaining shareholders by reducing funds available for growth or dividends. Sale of the Issuer or Assets of the Issuer: A sale of the issuer or its assets in a privately held company can expose investors to risks, particularly if they hold minority stakes. Majority shareholders or management may negotiate sales that maximize their own benefits, such as securing premiums or favorable terms, while minority investors may be forced into unfavorable outcomes through mechanisms like drag-along rights, which compel them to sell their shares. The lack of a public market makes it difficult to assess whether the sale price reflects fair value, and investors may receive limited information about the transaction's terms. Asset sales, in particular, can erode the company's operational capacity, reducing future profitability and leaving remaining shareholders with a less valuable investment, especially if the proceeds are not distributed equitably. Transactions with Related Parties: Transactions with related parties in a privately held company present significant risks to investors due to potential conflicts of interest and lack of oversight. Insiders, such as major shareholders or executives, may engage in transactions—such as loans, contracts, or asset transfers—with entities they control, often on terms that favor the related party over the company's broader interests. This can drain company resources, inflate costs, or transfer value away from minority investors, who typically have limited visibility into or influence over such deals. In private companies, where regulatory scrutiny is minimal and shareholder agreements may not provide robust protections, these transactions can erode trust and financial value, leaving investors vulnerable to exploitation by those with greater control.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Daniel C. Wiggins
Amount Outstanding:	$259,745
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Due and payable based upon profitability of company, at a rate of up to 10% of monthly profits, until all such loaned money is repaid

25. **What other exempt offerings has Doppler Labs conducted within the past three years?**

Date of Offering:	2023-01-01
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$5,000
Use of Proceeds:	Operating expenses

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Daniel C. Wiggins	CEO	Debt	$259,745

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Aurasen, Inc. DBA Doppler Labs is a medical technology corporation focused on the hearing aid market. Founded in 2019, the Company has developed a patented means of automating hearing aid programming, dramatically reducing the cost and complexity associated with hearing aids. The Company is seeking to commercialize its development and begin direct-to-consumer sales. In June 2025, the Company effected a 2.5-for-1 stock split of its outstanding common stock. As a result of the stock split, the number of shares outstanding increased from 556,000 to 1,390,000. Operating expenses for the year ended December 31, 2024 decreased by $39,112 to $40,023, as compared to $79,135 reported for the period ended December 31, 2023. Net loss for the year ended December 31, 2024 decreased by $39,112 to $40,023, as compared to $79,135 reported for the period ended December 31, 2023. On December 31, 2024, the Company had cash and cash equivalents of $3,239 and negative working capital of $256,506 as compared to cash and cash equivalents of $5,652 and negative working capital of $216,483 on December 31, 2023. The Company has advances from a stockholder of the Company that are used to fund operating expenses as the Company was pre-revenue in 2024 and 2023. The advances do not bear interest and are payable at 10% of the monthly profits of the Company until all advances are paid in full. The outstanding balance on the advances was $259,745 at December 31, 2024 and $222,135 at December 31, 2023. Doppler Labs is self-funded to date. The company maintains a minimal cash balance in its accounts and receives regular injections of funding from the founders on an as needed basis. Doppler Labs is pre-revenue and therefore is dependent upon continued funding that includes advances from related parties and the sale of securities.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Doppler Labs answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.dopplerlabs.io

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.